March 7, 2011

Ms. Sandra DaDalt
Assistant Vice President and Senior Counsel
Sun Life Assurance Company of New York
One Sun Life Executive Park
112 Worcester Street
Wellesley Hills, MA 02481

  Re: Sun Life of (N.Y.) Variable Account C: Initial Registration
     Form N-4 Filing (Masters Choice II NY, SEC Nos. 333-171640 & 811-04440)
     Form N-4 Filing (Masters Extra II NY, SEC Nos. 333-171641 & 811-04440)
     Form N-4 Filing (Masters Flex II NY, SEC Nos. 333-171642 & 811-04440)
     Form N-4 Filing (Masters iShare NY, SEC Nos. 333-171643 & 811-04440)

Dear Ms. DaDalt,

  The Staff has reviewed the above-referenced initial registration statements, which the Commission received on January 11, 2011.  Based on our review, we are providing the following comments using the Masters Choice II NY Filing (333-171640) as the primary reference document unless otherwise indicated.  To the extent that the same disclosure appears in the other registration statements, the same comments apply throughout.  Page references are based on the courtesy copy of Masters Choice II NY provided to the staff, and Item references are to the Item numbers set forth in Form N-4.

*1. Product Highlights: Optional Living Benefit (pp.4-6).*  For contracts purchased with the Sun Income Riser III Rider (the "Rider"), please clarify whether purchase payments submitted after the first Contract Year will be returned to the contractowner or whether they will cause the Rider to terminate instead.

*2. Transaction Fee Table: Premium Taxes (pp. 7, 22).*  If Registrant will assess a premium tax charge on contracts owned by non-New York residents, please include the premium tax range (0% - 3.5%) in the fee table and clarify the information in the corresponding footnote.  If appropriate, please clarify the related disclosure on page 22 as well.

*3. Issuing Your Contract: Issue Date & Open Date (pp. 13, 50).*  Please clarify the explanation and definition of "Open Date" both in the text and in the glossary.  Specifically, explain how Registrant determines the date the Application is "received by the Company."  For example, is the date of receipt based on the date a prospective contractowner gives a partially completed application to his registered representative?  Is it the date the registered representative conveys the document to the selling agent?  Or, is it the date the company records receipt of the application from the selling agent?  Also, in the narrative describing the Open Date, please explain any special impact this date has on the owner's rights or responsibilities under the Contract.

*4. Living Benefit: Important Considerations (pp. 25-27).*  Although it is indicated elsewhere, for clarity, please revise the first bullet point under Consideration #7 (p. 26) to emphasize that "59th birthday" refers to the *younger* spouse.  Likewise, please consider revising the 2nd bullet point under Consideration #5 to refer to this as a risk for couples with significant age differences.

**5.** ***Other Required Disclosure, Exhibits, and Representations.***
Please confirm to the Staff that any updated financial statements for the depositor and any guarantor will be filed with the pre-effective amendment. Indicate the applicable accounting method as well. In addition, please be reminded that for all powers of attorney upon which Registrant may wish to rely for future amendments to this filing, those powers of attorney must "relate to a specific filing" as required by Rule 483(b) under the 1933 Act. Any exhibits, financial statements and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments and correspondence filed with the initial registration statement, in the event the insurance company requests acceleration of the effective date of a pre-effective amendment to the initial filing, it should furnish a letter filed as EDGAR correspondence, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their responsibilities. In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

Please respond to the comments above with a pre-effective amendment to each registration statement and in a letter filed as EDGAR correspondence associated with each initial registration statement. The letter should include the acknowledgements requested in the final comment above and an explanation of how Registrant has revised the disclosure to satisfy each of our comments. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of these registration statements, they will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statements and any changes to them.  After we have resolved all issues and the pre-effective amendment to each registration statement are filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request the acceleration of the effective date of each registration statement.  We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.

If you have any questions, you may call me at 202.551.6752.  Mail should be directed to the Securities & Exchange Commission's Station Place address at 100 F Street, N.E., Washington, D.C. 20549-8629.

Sincerely,

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products